VEON Group Average and closing rates of functional currencies to USD Index Long Name ISO code 1Q26 1Q25 YoY 1Q26 1Q25 YoY Consolidated VEON Pakistan Rupee PKR 279.8 279.3 (0.2%) 279.3 280.1 0.3% Customers Ukraine Hryvnia UAH 43.3 41.8 (3.7%) 43.8 41.5 (5.6%) Pakistan Kazakhstan Tenge KZT 497.4 510.3 2.5% 481.5 503.4 4.3% Ukraine Bangladeshi Taka BDT 122.3 121.5 (0.7%) 122.8 121.5 (1.1%) Kazakhstan Uzbekistan Som UZS 12,149.7 12,944.0 6.1% 12,210.7 12,913.2 5.4% Bangladesh Kyrgyzstan Som KGS 87.4 87.2 (0.3%) 87.5 86.4 (1.2%) Uzbekistan Russian Ruble RUB 78.3 93.3 16.1% 81.3 83.7 2.9% Euro EUR 0.9 1.0 10.1% 0.9 0.9 6.4% Average rates Closing rates

VEON FINANCIALS (in USD millions, unless stated otherwise) index page VEON Group USD million Revenues 942 1,026 1,038 998 1,026 1,086 1,115 1,171 1,201 4,004 4,399 Telecom and infrastructure Revenues 834 898 Digital Revenues 192 303 EBITDA 386 459 438 408 439 520 524 527 517 1,691 2,009 Telecom and infrastructure EBITDA 375 412 Digital EBITDA 64 105 EBITDA Margin (%) 41.0% 44.7% 42.2% 40.9% 42.8% 47.8% 47.0% 45.0% 43.0% 42.2% 45.7% Telecom and infrastructure EBITDA margin (%) 44.9% 45.9% Digital EBITDA (margin) 33.5% 34.5% Depreciation and Amortisation (184) (179) (181) (183) (198) (196) (205) (203) (209) (728) (802) Impairment (1) (1) (1) (1) (2) (1) (3) (3) (2) (3) (9) Listing expense - - - - - - (162) - - 0 (162) Gain on disposal of non-current assets (0) (1) (0) 7 0 (1) 1 1 0 5 2 Gain on disposal of subsidiaries 0 - 146 (1) - 498 (97) (1) - 145 400 EBIT 201 278 402 230 239 819 59 321 306 1,110 1,439 Net foreign exchange gain / loss 24 (35) 3 17 (30) (21) (7) 17 15 9 41- Net finance costs (121) (107) (112) (107) (109) (118) (132) (125) (132) (446) (483) Other non-operating gain, net 17 5 4 7 30 1 (4) (158) (6) 33 (130) Profit before tax 119 141 295 148 130 682 (83) 55 182 704 785 Income tax expense (41) (52) (69) (55) (13) (74) (44) (63) (60) (217) (193) Effective tax rate (%) 34.6% 36.7% 23.3% 37.1% 9.7% 10.8% -52.8% 114.3% 32.8% 30.8% 24.7% Profit after tax 78 89 226 93 118 608 (127) (8) 123 487 591 Minority (21) (21) (18) (13) (19) (12) (4) (23) (24) (72) (59) VEON Share 57 68 209 81 99 596 (131) (31) 99 414 532 EPS per ADS (basic) 0.81 0.97 2.94 1.15 1.4 8.56 -1.91 -0.45 1.42 5.87 7.62 EPS per ADS (diluted) 0.79 0.94 2.86 1.1 1.36 8.3 -1.84 -0.44 1.39 5.73 7.42 WANS (basic)1 1,756 1,761 1,777 1,747 1,767 1,741 1,719 1,730 1,740 1,770 1,746 WANS (diluted)1 1,789 1,810 1,829 1,835 1,818 1,796 1,781 1,777 1,785 1,811 1,794 Capex 124 181 198 322 135 231 223 341 138 826 930 LTM Capex / LTM Revenue (LTM) 18.2% 18.0% 19.2% 20.6% 20.4% 21.4% 21.6% 21.2% 20.4% 20.6% 21.2% Cash capex (excl. license payments) (207) (181) (171) (184) (205) (203) (194) (261) (264) (743) (863) Unlevered free cash flow 194 174 221 236 236 275 495 309 385 826 1,315 Free Cash Flow before lease payments and licenses 102 65 141 131 186 153 430 192 309 439 960 Free Cash Flow after lease payments and licenses 58 (41) 43 64 142 75 303 104 246 124 624 1. The common share to American Depositary Share (ADS) ratio is 25 common shares to 1 ADS. Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters 1Q24 FY24 FY251Q253Q242Q24 2Q25 3Q25 1Q264Q24 4Q25

VEON OPERATIONAL METRICS index page Telecom Metrics (in millions) Mobile customers 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Pakistan 73.7 73.7 70.5 70.6 71.7 71.7 71.6 71.5 73.4 73.4 72.7 73.9 74.9 70.6 71.5 73.9 Bangladesh 38.7 38.7 39.9 40.4 41.0 41.0 37.8 35.8 35.0 35.0 34.7 34.4 34.4 40.4 35.8 34.4 Ukraine 24.3 24.3 24.1 23.9 23.9 23.9 23.3 23.0 22.7 22.7 22.5 22.4 22.0 23.9 23.0 22.4 Kazakhstan 10.6 10.6 11.0 11.1 11.2 11.2 11.6 11.6 11.6 11.6 11.9 11.8 11.7 11.1 11.6 11.8 Uzbekistan 8.4 8.4 8.7 8.4 8.2 8.2 8.2 8.3 8.2 8.2 7.7 7.7 7.6 8.4 8.3 7.7 Other 2.0 2.0 1.9 1.9 1.8 1.8 1.7 1.7 1.6 1.6 - - - 1.9 1.7 - Total 157.7 157.7 156.1 156.2 157.8 157.8 154.2 152.0 152.4 152.4 149.5 150.2 150.5 156.2 152.0 150.2 Fixed-line customers 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Pakistan - - - - - - - - - - - - - - - - Bangladesh - - - - - - - - - - - - - - - - Ukraine 1.1 1.1 1.1 1.2 1.1 1.1 1.1 1.1 1.1 1.1 1.2 1.2 1.2 1.2 1.1 1.2 Kazakhstan 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.8 0.8 0.7 0.7 0.8 Uzbekistan - - - - - - - - - - - - - - - - Other - - - - - - - - - - - - - - - - Total 1.8 1.8 1.8 1.8 1.8 1.8 1.8 1.9 1.9 1.9 1.9 1.9 - 1.8 1.9 1.9 4G users 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Pakistan 43.1 43.1 43.2 43.9 45.9 45.9 49.4 50.6 53.3 53.3 55.1 55.5 57.1 43.9 50.6 55.5 Bangladesh 17.4 17.4 19.6 20.1 21.5 21.5 19.3 18.0 17.9 17.9 18.7 18.4 18.7 20.1 18.0 18.4 Ukraine 13.3 13.3 14.2 14.9 15.0 15.0 14.6 14.5 14.3 14.3 15.0 15.4 15.3 14.9 14.5 15.4 Kazakhstan 7.3 7.3 8.0 8.1 8.4 8.4 8.9 8.8 8.8 8.8 9.1 9.0 8.7 8.1 8.8 9.0 Uzbekistan 5.7 5.7 6.1 6.2 6.1 6.1 6.1 6.1 6.0 6.0 5.8 5.9 5.9 6.2 6.1 5.9 Other 1.3 1.3 1.2 1.2 1.4 1.4 1.3 1.3 1.2 1.2 - - - 1.2 1.3 - Total 88.1 88.1 92.3 94.2 98.3 98.3 99.7 99.2 101.5 101.5 103.7 104.2 105.8 94.2 99.2 104.2 4G subscriber base penetration 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Pakistan 58.5% 58.5% 61.2% 62.1% 64.0% 64.0% 69.1% 70.7% 72.6% 72.6% 75.7% 75.2% 76.3% 62.1% 70.7% 75.2% Bangladesh 45.1% 45.1% 49.1% 49.6% 52.3% 52.3% 51.2% 50.2% 51.0% 51.0% 54.1% 53.3% 54.5% 49.6% 50.2% 53.3% Ukraine 54.6% 54.6% 58.8% 62.2% 62.7% 62.7% 62.6% 62.8% 63.1% 63.1% 66.5% 68.7% 69.6% 62.2% 62.8% 68.7% Kazakhstan 68.7% 68.7% 72.6% 73.3% 75.6% 75.6% 76.7% 76.0% 75.8% 75.8% 76.7% 75.8% 74.6% 73.3% 76.0% 75.8% Uzbekistan 67.9% 67.9% 70.6% 73.1% 73.9% 73.9% 74.2% 73.6% 73.9% 73.9% 75.2% 77.0% 77.4% 73.1% 73.6% 77.0% Other 66.1% 66.1% 65.6% 64.3% 75.3% 75.3% 75.0% 76.5% 73.9% 73.9% - - - 64.3% 76.5% - Total 55.9% 55.9% 59.1% 60.3% 62.3% 62.3% 64.6% 65.3% 66.6% 66.6% 69.4% 69.4% 70.3% 60.3% 65.3% 69.4% Multiplay customers 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Pakistan 13.6 13.6 14.4 17.0 17.1 17.1 17.8 21.2 22.7 22.7 22.8 23.7 23.8 17.0 21.2 23.7 Bangladesh 4.7 4.7 5.3 5.2 5.2 5.2 4.7 4.8 5.6 5.6 6.1 5.9 6.3 5.2 4.8 5.9 Ukraine 3.2 3.2 3.6 4.1 4.3 4.3 5.3 6.1 6.1 6.1 6.6 7.3 8.1 4.1 6.1 7.3 Kazakhstan 3.4 3.4 3.8 4.0 3.8 3.8 3.9 4.2 4.2 4.2 4.2 4.3 4.2 4.0 4.2 4.3 Uzbekistan 2.6 2.6 2.8 3.5 3.4 3.4 3.2 3.6 3.5 3.5 3.7 3.8 3.5 3.5 3.6 3.8 Other 0.6 0.6 0.4 0.4 0.4 0.4 0.4 0.4 0.4 0.4 - - - 0.4 0.4 - Total 28.1 28.1 30.3 34.3 34.2 34.2 35.3 40.3 42.7 42.7 43.5 45.0 45.8 34.3 40.3 45.0 ARPU (in USD) Mobile ARPU 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Pakistan 1.0 1.0 1.1 1.2 1.3 1.3 1.4 1.4 1.5 1.5 1.6 1.7 1.8 1.1 1.4 1.6 Bangladesh 1.2 1.2 1.2 1.2 1.1 1.1 1.0 1.0 1.0 1.0 1.1 1.1 1.1 1.2 1.1 1.1 Ukraine 2.9 2.9 3.1 2.8 2.4 2.4 3.3 3.4 3.5 3.5 4.2 4.5 4.6 2.9 3.1 4.0 Kazakhstan 4.1 4.1 4.8 4.7 4.9 4.9 4.7 4.5 4.4 4.4 4.5 4.4 4.5 4.5 4.8 4.4 Uzbekistan 2.5 2.5 2.5 2.9 2.6 2.6 2.8 2.8 2.9 2.9 3.2 3.4 3.4 2.6 2.7 3.1 Total 1.7 1.7 1.8 1.8 1.7 1.7 1.9 1.9 2.0 2.0 2.2 2.3 2.3 1.7 1.9 2.1 Voice ARPU 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Pakistan 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 Bangladesh 1.0 1.0 1.0 1.0 1.0 1.0 0.9 1.0 1.0 1.0 1.0 1.0 1.0 1.0 1.0 1.0 Ukraine 1.4 1.4 1.4 1.4 1.2 1.2 1.5 1.5 1.5 1.5 1.4 1.5 1.6 1.5 1.5 1.5 Kazakhstan 0.8 0.8 1.0 0.9 0.9 0.9 0.8 0.7 0.7 0.7 0.7 0.7 0.7 0.9 0.8 0.7 Uzbekistan 1.2 1.2 1.3 1.4 1.4 1.4 1.8 2.0 2.1 2.1 2.5 2.7 2.7 1.3 1.7 2.4 Total 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 Digital Metrics (in millions) 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Financial Services 29.9 31.8 33.7 37.1 40.0 40.7 42.1 63.7 66.0 37.1 63.7 Entertainment 33.6 43.2 30.4 40.9 40.5 39.1 62.0 87.0 93.4 40.9 87.0 Ride-Hailing n.a n.a n.a n.a n.a 3.5 3.6 5.1 5.1 n.a 5.1 Premium digital brands 0.9 1.1 1.3 2.5 1.8 2.3 3.3 7.4 8.2 2.5 7.4 Healthcare 3.6 3.4 3.5 3.5 3.9 3.7 3.8 7.5 14.0 3.5 7.5 Super Apps 37.1 37.8 37.9 43.3 45.1 44.6 44.4 60.7 65.4 43.3 60.7 Total Digital Customers1 99.7 111.7 102.9 121.6 125.1 119.7 143.3 206.2 228.9 121.6 206.2 1 Digital customers refer to active users in the last month of the reporting period from 1Q24-3Q25. 4Q25 onwards, digital customers refer to active users in the quarter.

PAKISTAN index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Total revenue 269 271 279 299 321 347 359 356 386 395 405 438 465 1,119 1,382 1,624 Telecom & Infrastrcuture 257 293 Digital 129 172 EBITDA 122 128 124 129 143 158 149 134 162 164 186 200 209 502 584 712 Telecom + Infrastrcuture revenue 126 159 Digital revenue 36 50 EBITDA margin (%) 45.2% 47.2% 44.3% 43.0% 44.6% 45.5% 41.4% 37.8% 42.0% 41.6% 45.9% 45.7% 45.0% 44.9% 42.3% 43.9% Telecom + Infrastrcuture revenue 48.9% 54.2% Digital revenue 28.2% 29.3% EBIT (Operating profit) 66 78 74 77 90 103 93 78 104 175 102 134 141 295 363 515 CAPEX 14 36 23 57 19 52 48 74 34 57 44 74 31 130 194 209 (in Local Currency billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Total revenue 69.7 77.6 81.5 84.7 89.7 96.5 99.9 98.8 107.9 111.2 114.5 123.1 130.1 314 385 457 Telecom + Infrastrcuture revenue 71.8 82.1 Digital revenue 36.1 48.0 EBITDA 31.5 36.7 36.1 36.5 40.0 43.9 41.4 37.4 45.3 46.2 52.6 56.3 58.6 141 163 200 Telecom + Infrastrcuture revenue 35.1 44.5 Digital revenue 10.2 14.1 EBITDA margin (%) 45.2% 47.2% 44.2% 43.0% 44.6% 45.5% 41.4% 37.8% 42.0% 41.6% 45.9% 45.7% 45.0% 44.9% 42.3% 43.9% Telecom + Infrastrcuture revenue 48.9% 54.2% Digital revenue 28.2% 29.3% EBIT (Operating profit) 17.2 22.2 21.6 21.8 25.0 28.7 25.8 21.5 29.0 49.5 28.9 37.5 39.3 83 101 145 CAPEX 3.7 10.2 6.8 16.3 5.3 14.5 13.4 20.7 9.5 16.0 12.4 20.8 8.8 37 54 59 Telecom Metrics 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Mobile customers (mn) 73.7 71.2 70.5 70.6 71.7 71.4 71.6 71.5 73.4 73.9 72.7 73.9 74.9 70.6 71.5 73.9 4G customers (mn) 43.1 43.1 43.2 43.9 45.9 45.9 49.4 50.6 53.3 53.3 55.1 55.5 57.1 43.9 50.6 55.5 Multiplay customers (mn) 13.6 13.6 14.4 17.0 17.1 17.1 17.8 21.2 22.7 22.7 22.8 23.7 23.8 17.0 21.2 23.7 ARPU (USD) 1.0 1.1 1.1 1.2 1.3 1.4 1.4 1.4 1.5 1.5 1.6 1.7 1.8 n.a. n.a. n.a. ARPU (PKR) 266.3 302.9 333.4 339.7 351.4 378.9 394.2 390.8 415.6 422.5 442.7 474.0 496.1 n.a. n.a. n.a. Data usage (Mb/user) 5,950 5,995 6,647 6,972 7,410 7,558 7,459 7,275 7,421 7,377 7,659 7,911 8,365 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 26% 31% 25% 21% 17% 22% 20% 23% 16% 20% 22% 17% 15% n.a. n.a. n.a. Digital Metrics1 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Total Digital customers of which 67.3 63.3 59.8 73.0 75.1 72.1 92.4 122.1 143.5 73.0 122.1 JazzCash 17.2 17.7 19.2 19.7 20.6 21.1 20.6 27.0 29.2 19.7 27.0 SIMOSA 14.9 15.2 15.4 19.0 20.9 21.2 21.8 29.5 34.0 19.0 29.5 Tamasha 12.0 18.0 10.6 17.1 16.5 12.1 31.8 33.7 48.9 17.1 33.7 ROX 0.2 0.4 0.5 1.0 0.7 0.8 1.2 3.1 3.5 1.0 3.1 FikrFree2 5.2 5.7 6.0 6.5 9.0 9.8 10.5 17.7 18.8 6.5 17.7 Additional KPI's 4G network coverage 66% 66% 67% 67% 67% 67% 67% 69% 70% 71% 72% 72% 72% 67% 69% 72% 4G mobile customer penetration (3 Months active) 58% 59% 61% 62% 64% 66% 69% 71% 73% 74% 76% 75% 76% 62% 71% 75% Notes: 1. Digital customers refer to active users in the last month of the reporting period from 1Q24-3Q25. 4Q25 onwards, digital customers refer to active users in the quarter. 2. For FikrFree, the numbers refer to unique policy holders in the quarter. Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters

Ukraine index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Total revenue 228 235 238 217 188 236 250 251 257 286 299 322 325 919 925 1,164 Telecom & Infrastrcuture 238 258 Digital 19 67 EBITDA 135 139 152 116 95 140 144 140 143 166 171 170 174 541 518 650 Telecom + Infrastrcuture revenue 133 145 Digital revenue 9 29 EBITDA margin (%) 59.0% 59.1% 63.6% 53.5% 50.5% 59.2% 57.7% 55.6% 55.6% 58.2% 57.2% 52.8% 53.4% 58.9% 56.1% 55.9% Telecom + Infrastrcuture revenue 56.0% 56.2% Digital revenue 49.8% 42.7% EBIT (Operating profit) 100 103 109 77 55 104 106 103 100 119 -43 118 118 389 368 294 CAPEX 21 38 44 70 28 57 64 102 58 95 102 139 71 174 251 395 (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Total revenue 8,346 8,609 8,711 7,921 7,169 9,425 10,267 10,413 10,720 11,857 12,429 13,517 14,087 33,588 37,274 48,523 Telecom + Infrastrcuture revenue 9,931 11,164 Digital revenue 789 2,922 EBITDA 4,921 5,085 5,542 4,228 3,627 5,585 5,924 5,789 5,955 6,898 7,115 7,136 7,525 19,775 20,925 27,103 Telecom + Infrastrcuture revenue 5,562 6,276 Digital revenue 393 1,249 EBITDA margin (%) 59.0% 59.1% 63.6% 53.4% 50.6% 59.3% 57.7% 55.6% 55.6% 58.2% 57.2% 52.8% 53.4% 58.9% 56.1% 55.9% Telecom + Infrastrcuture revenue 56.0% 56.2% Digital revenue 49.8% 42.7% EBIT (Operating profit) 3,656 3,767 3,979 2,795 2,098 4,162 4,361 4,271 4,187 4,925 (1,756) 4,941 5,126 14,196 14,892 12,298 CAPEX 780 1,395 1,616 2,573 1,072 2,276 2,625 4,252 2,422 3,932 4,254 5,853 3,080 6,364 10,225 16,461 Telecom Metrics 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Mobile customers (mn) 24.3 24.3 24.1 23.9 23.9 23.9 23.3 23.0 22.7 22.7 22.5 22.4 22.0 23.9 23.0 22.4 4G customers (mn) 13.3 13.3 14.2 14.9 15.0 15.0 14.6 14.5 14.3 14.3 15.0 15.4 15.3 14.9 14.5 15.4 Multiplay customers (mn) 3.2 3.2 3.6 4.1 4.3 4.3 5.3 6.1 6.1 6.1 6.6 7.3 8.1 4.1 6.1 7.3 ARPU (USD) 2.9 3.0 3.1 2.8 2.4 3.1 3.3 3.4 3.5 3.9 4.2 4.5 4.6 n.a. n.a. n.a. ARPU (UAH) 105.7 110.5 111.9 102.4 92.8 123.7 136.7 139.2 144.1 163.2 172.7 187.2 197.1 n.a. n.a. n.a. Data usage (Mb/user) 9,760 9,914 10,333 9,570 9,600 10,687 11,209 11,478 11,631 12,859 13,265 15,087 15,231 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 19% 14% 13% 14% 11% 20% 16% 18% 16% 15% 10% 13% 16% n.a. n.a. n.a. Digital Metrics1 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Total Digital customers of which 7.7 8.8 9.0 10.6 10.3 13.4 13.5 20.8 28.4 10.6 20.8 My Kyivstar 4.2 5.1 5.1 6.2 5.6 5.4 5.2 7.8 8.7 6.2 7.8 Helsi 2.1 2.2 2.4 2.4 2.7 2.5 2.5 4.8 4.9 2.4 4.8 Kyivstar TV 1.4 1.6 1.6 2.0 2.0 2.0 2.1 3.1 3.4 2.0 3.1 Uklon n.a n.a n.a n.a n.a 3.5 3.6 5.1 5.1 n.a 5.1 Tabletki n.a n.a n.a n.a n.a n.a n.a n.a 6.3 n.a n.a Additional KPI's 4G network coverage 94% 94% 95% 95% 95% 95% 96% 96% 96% 96% 96% 96% 96% 95% 96% 96% 4G mobile customer penetration (3 Months active) 55% 55% 59% 62% 63% 63% 63% 63% 63% 63% 67% 69% 70% 62% 63% 69% Notes: 1. Digital customers refer to active users in the last month of the reporting period from 1Q24-3Q25. 4Q25 onwards, digital customers refer to active users in the quarter. Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters

Kazakhstan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Total revenue 175 188 204 208 214 224 224 193 188 201 213 215 212 775 854 816 Telecom & Infrastrcuture 157 176 Digital 31 36 EBITDA 92 104 118 107 118 125 106 93 95 100 115 99 91 421 442 408 Telecom + Infrastrcuture revenue 80 77 Digital revenue 15 14 EBITDA margin (%) 52.5% 55.4% 57.6% 51.5% 55.3% 55.8% 47.3% 48.3% 50.8% 49.6% 53.9% 46.0% 42.9% 54.3% 51.8% 50.0% Telecom + Infrastrcuture revenue 51.1% 43.8% Digital revenue 49.1% 38.1% EBIT (Operating profit) 67 84 92 81 92 97 78 66 56 70 85 68 57 325 332 280 CAPEX 16 26 33 92 19 31 56 73 24 44 57 76 18 166 178 201 (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Total revenue 79,417 84,452 93,026 96,667 96,397 100,315 106,830 96,347 95,726 103,466 113,969 112,522 105,592 353,562 399,889 425,684 Telecom + Infrastrcuture revenue 80,058 87,545 Digital revenue 15,668 18,047 EBITDA 41,702 46,820 53,730 49,815 53,294 55,956 50,535 46,582 48,582 51,326 61,416 51,746 45,243 192,067 206,368 213,070 Telecom + Infrastrcuture revenue 40,897 38,371 Digital revenue 7,685 6,872 EBITDA margin (%) 52.5% 55.4% 57.8% 51.5% 55.3% 55.8% 47.3% 48.3% 50.8% 49.6% 53.9% 46.0% 42.8% 54.3% 51.6% 50.1% Telecom + Infrastrcuture revenue 51.1% 43.8% Digital revenue 49.1% 38.1% EBIT (Operating profit) 30,560 37,777 42,014 37,892 41,250 43,467 37,184 32,936 29,166 36,089 45,770 35,760 28,133 148,243 154,837 146,785 CAPEX 7,143 11,625 14,954 42,205 8,346 13,822 26,975 36,543 12,200 22,518 30,629 39,388 8,725 75,927 85,686 104,736 Telecom Metrics 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Mobile customers (mn) 10.6 10.6 11.0 11.1 11.2 11.2 11.6 11.6 11.6 11.6 11.9 11.8 11.7 11.1 11.6 11.8 4G customers (mn) 7.3 7.3 8.0 8.1 8.4 8.4 8.9 8.8 8.8 8.8 9.1 9.0 8.7 8.1 8.8 9.0 Multiplay customers (mn) 3.4 3.4 3.8 4.0 3.8 3.8 3.9 4.2 4.2 4.2 4.2 4.3 4.2 4.0 4.2 4.3 ARPU (USD) 4.1 4.4 4.8 4.7 4.9 5.1 4.7 4.5 4.4 4.5 4.5 4.4 4.5 n.a. n.a. n.a. ARPU (UAH) 1,844.4 1,975.5 2,189.0 2,208.5 2,199.7 2,263.9 2,254.2 2,250.5 2,237.5 2,326.6 2,391.6 2,292.9 2,236.7 n.a. n.a. n.a. Data usage (Mb/user) 17,893 17,224 17,547 18,505 19,118 18,529 18,410 19,962 19,974 20,689 21,890 22,826 23,415 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 25% 19% 20% 25% 22% 19% 20% 24% 25% 21% 27% 30% 31% n.a. n.a. n.a. Digital Metrics1 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Total Digital customers of which 10.7 11.6 12.5 13.8 13.4 13.0 13.9 21.3 20.9 13.8 21.3 Janymda 4.4 4.6 4.7 4.9 4.9 4.7 4.7 6.5 6.4 4.9 6.5 Simply 1.4 1.7 2.3 3.2 3.3 3.2 3.8 5.3 5.2 3.2 5.3 BeeTV 0.9 0.9 0.9 1.0 0.9 0.9 0.9 1.6 2.1 1.0 1.6 IZI 0.5 0.6 0.6 0.7 0.6 0.7 0.9 1.6 1.8 0.7 1.6 Additional KPI's 4G network coverage 88% 88% 89% 89% 89% 90% 90% 92% 92% 92% 92% 93% 93% 89% 92% 93% 4G mobile customer penetration (3 Months active) 69% 69% 73% 73% 76% 76% 77% 76% 76% 76% 77% 76% 75% 73% 76% 76% Notes: 1. Digital customers refer to active users in the last month of the reporting period from 1Q24-3Q25. 4Q25 onwards, digital customers refer to active users in the quarter. Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters

Bangladesh index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Total revenue 138 144 146 141 141 141 123 115 111 117 117 115 116 570 520 460 Telecom & Infrastrcuture 110 102 Digital 2 14 EBITDA 50 54 56 53 44 52 50 34 38 88 49 51 46 214 180 226 Telecom + Infrastrcuture revenue 41 40 Digital revenue (3) 7 EBITDA margin (%) 36.3% 37.8% 38.5% 37.8% 31.2% 37.3% 40.3% 29.8% 33.9% 75.6% 42.1% 44.4% 40.0% 37.6% 34.7% 49.2% Telecom + Infrastrcuture revenue 37.5% 38.9% Digital revenue -207.0% 48.2% EBIT (Operating profit) -4 0 5 43 -7 3 2 -8 -8 41 3 8 6 45 (10) 43 CAPEX 30 37 20 18 14 21 17 17 7 6 7 19 9 105 68 38 (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Total revenue 14,619 15,409 15,882 15,579 15,438 16,031 14,546 13,765 13,519 14,203 14,197 14,003 14,179 61,490 59,780 55,922 Telecom + Infrastrcuture revenue 13,319 12,484 Digital revenue 200 1,696 EBITDA 5,305 5,817 6,108 5,883 4,809 5,974 5,866 4,106 4,577 10,739 5,970 6,215 5,673 23,113 20,755 27,502 Telecom + Infrastrcuture revenue 4,990 4,855 Digital revenue -413 818 EBITDA margin (%) 36.3% 37.8% 38.5% 37.8% 31.1% 37.3% 40.3% 29.8% 33.9% 75.6% 42.1% 44.4% 40.0% 37.6% 34.7% 49.2% Telecom + Infrastrcuture revenue 37.5% 38.9% Digital revenue -207.0% 48.3% EBIT (Operating profit) (402) (24) 570 4,771 (789) 372 265 (982) (979) 5,001 323 923 751 4,915 -1,134 5,268 CAPEX 3,138 3,981 2,171 1,977 1,554 2,356 2,009 1,980 816 705 845 2,272 1,136 11,268 7,899 4,638 Telecom Metrics 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Mobile customers (mn) 38.7 38.7 39.9 40.4 41.0 41.0 37.8 35.8 35.0 35.0 34.7 34.4 34.4 40.4 35.8 34.4 4G customers (mn) 17.4 17.4 19.6 20.1 21.5 21.5 19.3 18.0 17.9 17.9 18.7 18.4 18.7 20.1 18.0 18.4 Multiplay customers (mn) 4.7 4.7 5.3 5.2 5.2 5.2 4.7 4.8 5.6 5.6 6.1 5.9 6.3 5.2 4.8 5.9 ARPU (USD) 1.2 1.2 1.2 1.2 1.1 1.1 1.0 1.0 1.0 1.1 1.1 1.1 1.1 n.a. n.a. n.a. ARPU (UAH) 126 130 132 127 125 128 121 123 125 134 134 133 135 n.a. n.a. n.a. Data usage (Mb/user) 5,166 5,645 5,906 4,971 4,818 4,435 4,565 6,169 6,425 7,605 7,977 7,485 7,647 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 26% 27% 32% 38% 37% 31% 43% 25% 12% 10% 15% 20% 19% n.a. n.a. n.a. Digital Metrics1 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Total Digital customers of which 17.8 20.8 14.1 14.8 16.9 12.9 15.8 26.4 21.0 14.8 26.4 MyBL 8.1 8.1 7.6 7.8 7.8 8.3 8.3 11.4 10.9 7.8 11.4 Toffee 9.2 12.3 6.1 6.6 8.9 4.4 7.3 14.6 9.5 6.6 14.6 Ryze 0.0 0.0 0.0 0.2 0.2 0.2 0.2 0.4 0.6 0.2 0.4 Additional KPI's 4G network coverage 82% 83% 86% 87% 88% 89% 90% 92% 92% 92% 92% 93% 93% 87% 92% 93% 4G mobile customer penetration (3 Months active) 45% 45% 49% 50% 52% 52% 51% 50% 51% 51% 54% 53% 54% 50% 50% 53% Notes: 1. Digital customers refer to active users in the last month of the reporting period from 1Q24-3Q25. 4Q25 onwards, digital customers refer to active users in the quarter. Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters

Uzbekistan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Total revenue 63 66 65 75 67 67 70 70 73 75 77 83 82 269 273 308 Telecom & Infrastrcuture 63 69 Digital 10 13 EBITDA 28 27 23 34 24 24 25 27 27 28 27 33 30 112 100 115 Telecom + Infrastrcuture revenue 23 26 Digital revenue 4 4 EBITDA margin (%) 44.5% 41.6% 35.8% 44.8% 36.8% 35.3% 35.7% 39.4% 37.9% 37.9% 34.4% 39.7% 36.2% 41.8% 36.8% 37.5% Telecom + Infrastrcuture revenue 37.0% 37.3% Digital revenue 43.4% 30.4% EBIT (Operating profit) 25 16 12 25 15 10 12 16 13 14 11 21 18 78 53 60 CAPEX 8 28 8 17 42 17 10 50 9 29 11 32 9 61 119 81 (in Local Currency billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Total revenue 720 750 768 921 830 843 886 896 939 958 968 1,002 1,001 3,158 3,454 3,866 Telecom + Infrastrcuture revenue 809 837 Digital revenue 130 164 EBITDA 320 312 275 412 305 298 316 352 355 363 334 398 362 1,319 1,271 1,450 Telecom + Infrastrcuture revenue 299 312 Digital revenue 56 50 EBITDA margin (%) 44.5% 41.6% 35.8% 44.8% 36.8% 35.3% 35.7% 39.3% 37.9% 37.9% 34.5% 39.7% 36.2% 41.8% 36.8% 37.5% Telecom + Infrastrcuture revenue 37.0% 37.3% Digital revenue 43.4% 30.4% EBIT (Operating profit) 283 184 142 303 188 130 150 199 171 181 144 251 224 912 668 747 CAPEX 87 326 96 208 527 212 131 644 115 366 139 388 104 718 1,514 1,008 Telecom Metrics 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Mobile customers (mn) 8.4 8.4 8.7 8.4 8.2 8.2 8.2 8.3 8.2 8.2 7.7 7.7 7.6 8.4 8.3 7.7 4G customers (mn) 5.7 5.7 6.1 6.2 6.1 6.1 6.1 6.1 6.0 6.0 5.8 5.9 5.9 6.2 6.1 5.9 Multiplay customers (mn) 2.6 2.6 2.8 3.5 3.4 3.4 3.2 3.6 3.5 3.5 3.7 3.8 3.5 3.5 3.6 3.8 ARPU (USD) 2.5 2.5 2.5 2.9 2.6 2.7 2.8 2.8 2.9 3.0 3.2 3.4 3.4 n.a. n.a. n.a. ARPU (UAH) 28,100 29,016 29,183 35,022 32,726 33,788 35,486 35,490 37,369 39,000 39,850 41,240 41,615 n.a. n.a. n.a. Data usage (Mb/user) 9,082 9,569 10,249 11,023 11,741 11,558 12,215 13,354 14,389 15,888 18,264 21,009 23,672 n.a. n.a. n.a. Churn 3 months active base, annualised (%) 45% 40% 45% 47% 38% 40% 42% 45% 58% 67% 64% 56% 51% n.a. n.a. n.a. Digital Metrics1 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 FY23 FY24 FY25 Total Digital customers of which 7.6 7.0 7.3 9.4 7.8 6.7 6.8 15.6 15.0 9.4 15.6 Hambi 5.1 4.5 4.8 5.1 3.8 3.4 3.3 5.4 5.4 5.1 5.4 Beepul 0.9 1.3 1.3 2.4 2.3 1.5 1.3 2.7 2.8 2.4 2.7 Kinom 0.0 0.0 0.0 0.4 0.4 0.5 0.5 2.7 2.0 0.4 2.7 OQ 0.2 0.1 0.2 0.6 0.4 0.6 0.9 2.3 2.2 0.6 2.3 Additional KPI's 4G network coverage 78% 78% 85% 85% 86% 88% 89% 89% 89% 90% 91% 91% 91% 85% 89% 91% 4G mobile customer penetration (3 Months active) 68% 68% 71% 73% 74% 74% 74% 74% 74% 74% 75% 77% 77% 73% 74% 77% Notes: 1. Digital customers refer to active users in the last month of the reporting period from 1Q24-3Q25. 4Q25 onwards, digital customers refer to active users in the quarter. Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters Data to be populated in upcoming quarters